Exhibit 99.1

IAMGOLD Announces Closing of Simplified Tender Offer for EURO Ressources

TORONTO, Dec. 17, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that IAMGOLD's simplified public tender offer (the "Offer") for EURO Ressources S.A. ("EURO") commenced on November 16, 2015 is closed.  The Offer was to acquire all of the outstanding common shares of EURO that IAMGOLD did not already own for cash consideration of €2.84 per share.

In conjunction with the conclusion of the Offer, IAMGOLD acquired ownership and control of an aggregate of 1,021,647 common shares of EURO representing approximately 1.6% of the issued and outstanding common shares of EURO (the "Common Shares") based on 62,491,281 Common Shares issued and outstanding as of September 30, 2015 as stated by EURO in its management discussion & analysis for the third financial quarter ended September 30, 2015 ("Outstanding Common Shares"). After giving effect to this acquisition, and together with other Common Shares acquired through the Euronext Paris market since submission of the draft Offer to the French Autorité des Marchés Financiers, IAMGOLD beneficially owns and controls an aggregate of 56,058,191 Common Shares, representing approximately 90% of the Outstanding Common Shares of EURO (from 86% prior to the Offer).

The acquisition of Common Shares of EURO by IAMGOLD under the Offer was for investment purposes and is consistent with the Company's strategic goal of optimizing its Rosebel gold mining operation.

IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of EURO.  It is the intention of IAMGOLD to evaluate its investment in EURO on a continuing basis and such holdings may be increased or decreased in the future.  IAMGOLD does not intend to file a new tender offer for securities of EURO, and reserves the right to commence proceedings to delist the Common Shares of EURO from Euronext Paris.

The value in Canadian dollars of the consideration paid by IAMGOLD per Common Share of EURO acquired on December 16, 2015, was C$4.29 (€2.84), calculated on the basis of the noon exchange rate on that date. The Offer was made pursuant to French securities laws and was exempt from take-over bid requirements of Canadian securities laws.

In accordance with National Instrument 62-103 and Section 102.1 of the Securities Act (Ontario), IAMGOLD has issued this news release and is concurrently filing an early warning report.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: or a copy of the Company's early warning report please contact: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; For enquiries in French: Marie Diop, Corporate Affairs Manager, IAMGOLD Corporation, Tel: +221 77 729 27 23, Mobile: +221 33 859 55 11, Toll-free: 1-888-464-9999 info@iamgold.com; IAMGOLD Corporation, 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario M5H 2Y4

CO: IAMGOLD Corporation

CNW 13:20e 17-DEC-15